Exhibit 97.1

TITLE: Clawback Policy
TYPE: Corporate Policy
APPROVER: Compensation and Talent Development Committee
SPONSOR: EVP, People and Culture
HISTORY	EFF. DATE May 19, 2023	REV. NO. 1	REV. DATE February 21, 2024

1. PURPOSE:
1.1.To provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under federal securities law.
1.2.To comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing standards of the New York Stock Exchange (the “NYSE”).
2. DEFINITIONS:
2.1.Accounting Restatement: means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).
2.2.Affiliate: means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company.
2.3.Clawback-Eligible Incentive Compensation: means all Incentive Compensation received by a Covered Executive (i) on or after the effective date of the applicable NYSE rules, (ii) after beginning service as a Covered Executive, (iii) who served as a Covered Executive at any time during the applicable performance period relating to any Incentive Compensation (whether or not such Covered Executive is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).
2.4.Clawback Period: means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

2.5.Company: LyondellBasell Industries N.V. and any of its Affiliates or Subsidiaries.
2.6.Covered Executives: the Company’s current and former chief executive officer, principal financial officer, principal accounting officer, any vice president in charge of a principal business unit, division or function and any other person (including executive officers of a parent or subsidiary) who performs similar policy-making functions for the Company, as determined by the Board of Directors of LyondellBasell Industries N.V., in accordance with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange. For the avoidance of doubt, the identification of a Covered Executive for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K as well as the principal financial officer and principal accounting officer.
2.7.Erroneously Awarded Compensation: means, with respect to each Covered Executive in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
2.8.Financial Reporting Measures: any of the following reporting measures, including, but not limited to: company stock price; total shareholder return; revenues; net income; earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations; liquidity measures, such as working capital or operating cash flow; return measures such as return on invested capital or return on assets; and earnings measures, such as earnings per share.
2.9.Incentive Compensation: means any compensation that is granted, earned, or vested based wholly, or in part, on the attainment of a Financial Reporting Measure. For purposes of this Policy, Incentive Compensation is deemed to be received in the fiscal year during which the Financial Reporting Measure specified in the incentive-based compensation award is attained, even if the payment or grant of such incentive-based compensation occurs after the end of that period.
2.10.Misconduct: any act or failure to act that caused or was intended to cause a violation of the policies of the Company or a Subsidiary or Affiliate, generally accepted accounting principles, international financial accounting standards, or any applicable laws in effect at the time of the acts or failures.
2.11.Restatement Date: means the earlier to occur of (i) the date the Board of Directors of LyondellBasell Industries N.V. (the “Board”), a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
2.12.Subsidiary: any corporation, limited liability company, joint venture or partnership in which the Company (or its direct or indirect Subsidiary) holds more than 50 percent of the equity interest.

3.APPLICABILITY:
3.1.This Policy applies to the Company’s Covered Executives.

Title: Clawback Policy	Eff. Date	Rev. No.	Rev. Date
Page 2	05/19/2023	1	2/21/2024

4.SUMMARY:
4.1.This Policy shall be administered by the Compensation Committee or its delegate.
4.2.Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
4.3.The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.
4.4.The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the New York Stock Exchange. Notwithstanding anything in this Section 4 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.
5.POLICY PROVISIONS:
5.1.In the event the Company is required to prepare an Accounting Restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, the Compensation Committee will require reimbursement or forfeiture of any Erroneously Awarded Compensation received by an Covered Executive during the Clawback Period.
5.2.If the Compensation Committee cannot determine the amount of Clawback-Eligible Incentive Compensation received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.
5.3.If the Compensation Committee determines that a Covered Executive has either engaged in, or benefitted from, Misconduct, upon notice from the Company and to the extent that such Misconduct does not require the Company to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, the Company shall recover from the Covered Executive all or a portion of the Incentive Compensation as the Company (or its delegate) deems appropriate under the circumstances. Such notice shall be provided within the earlier to occur of one year after discovery of the alleged Misconduct or the second anniversary of the Covered Executive’s date of termination.

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5.4.The Compensation Committee will determine, in its sole discretion, the method of recouping Incentive Compensation hereunder, which may include, without limitation: (a) requiring reimbursement of cash Incentive Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based award; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law to recover erroneously paid Incentive Compensation in a reasonable and prompt manner, as determined by the Compensation Committee.
5.5.The Company shall not be permitted to insure or indemnify any Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).
5.6.The Compensation Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the New York Stock Exchange and any of the following conditions are met:
5.6.1.The Compensation Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, and documented such attempt(s); or
5.6.2.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
5.7 This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

Title: Clawback Policy	Eff. Date	Rev. No.	Rev. Date
Page 4	05/19/2023	1	2/21/2024